UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
Neenah Foundry Company
A&M Specialties, Inc.
Advanced Cast Products, Inc.
Belcher Corporation
Cast Alloys, Inc.
Dalton Corporation
Dalton Corporation, Ashland Manufacturing Facility
Dalton Corporation, Kendallville Manufacturing Facility
Dalton Corporation, Stryker Machining Facility Co.
Dalton Corporation, Warsaw Manufacturing Facility
Deeter Foundry, Inc.
Gregg Industries, Inc.
Mercer Forge Corporation
Morgan’s Welding, Inc.
Neenah Enterprises, Inc.
Neenah Transport, Inc.
NFC Castings, Inc.
Peerless Corporation
(Names of applicants)
2121 Brooks Avenue P.O. Box 729, Neenah, WI 54957
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title Class	Amount
15% Senior Secured Notes due 2014	$50,000,000

Approximate date of proposed public offering: On, or as soon as reasonably practicable following, the effective date (the “Effective Date”) under the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, which is anticipated to occur in July 2010.

SIGNATURE
EXHIBITS
EX-99.T3A-9
EX-99.T3A-11
EX-99.T3A-13
EX-99.T3A-15
EX-99.T3A-21
EX-99.T3A-23
EX-99.T3A-27
EX-99.T3A-29
EX-99.T3A-33
EX-99.T3A-35
EX-99.T3B-15
EX-99.T3B-17
EX-99.T3B-29
EX-99.T3B-33
EX-99.T3B-35
EX-99.T3E-1
EX-99.T3E-2

Name and address of agent for service:
Robert E. Ostendorf, Jr.
President and Chief Executive Officer
Neenah Enterprises, Inc.
2121 Brooks Avenue P.O. Box 729
Neenah, WI 54957
(920) 725-7000
with a copy to:
Robert L. Verigan
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000
The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the Applicant.

GENERAL
1. General Information.
     (a) Form of organization.
          Each of the Applicants (as defined below) is a corporation.
     (b) State or other sovereign power under the laws of which organized.
          Neenah Foundry Company (“Neenah”) and Neenah Transport, Inc. are organized under the laws of the State of Wisconsin. Neenah Enterprises, Inc. (“NEI”); NFC Castings, Inc.; Mercer Forge Corporation; Advanced Cast Products, Inc.; and Belcher Corporation are organized under the laws of the State of Delaware. Cast Alloys, Inc. and Gregg Industries, Inc. are organized under the laws of the State of California. A&M Specialties, Inc. and Morgan’s Welding, Inc. are organized under the laws of the State of Pennsylvania. Deeter Foundry, Inc. is organized under the laws of the State of Nebraska. Dalton Corporation; Dalton Corporation, Kendallville Manufacturing Facility; and Dalton Corporation, Warsaw Manufacturing Facility are organized under the laws of the State of Indiana. Peerless Corporation; Dalton Corporation, Stryker Machining Facility Co.; and Dalton Corporation, Ashland Manufacturing Facility are organized under the laws of the State of Ohio.
          Except for Neenah, each of the foregoing entities shall be referred to herein collectively as the “Guarantors”. Neenah and the Guarantors shall be referred to herein collectively as the “Applicants”.
          Pursuant to the Plan (as defined below), any of the Applicants may enter into or undertake certain restructuring transactions, including any merger, consolidation, conversion, restructuring, recapitalization, disposition, liquidation or dissolution. Such restructuring transactions shall be set forth in one or more supplements to the Plan filed with the Bankruptcy Court. As a result of such restructuring transactions, it is anticipated that, among other things, one or more of the Applicants may be converted into a limited liability company, merged with and into another Applicant or merged with and into a newly formed limited liability company. In addition, the jurisdiction of organization of one or more of the Applicants may change in connection with such restructuring transactions.
2. Securities Act exemption applicable.
          On February 3, 2010, the Applicants filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). The Chapter 11 Cases are being jointly administered under the caption “In re: Neenah Enterprises, Inc., et al., Case No. 10-10360 (MFW).” On April 27, 2010, the Applicants filed with the Bankruptcy Court the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries (as it may be amended or supplemented from time to time, the “Plan”), which is attached hereto as Exhibit T3E-2, and the Disclosure Statement for the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries (as it may be amended or supplemented from time to time, the “Disclosure Statement”), which is attached hereto as Exhibit T3E-1.
          Pursuant to the Plan, Neenah intends to issue, and the Guarantors intend to guarantee, $50,000,000 in aggregate principal amount of 15% Senior Secured Notes due 2014 (the “Securities”) under an indenture, to be filed as Exhibit T3C in an amendment hereto (the “Indenture”). Pursuant to the Plan, the Securities will be issued in partial consideration for the cancellation of the claims arising under or evidenced by the Pre-Petition Secured Notes (as defined below) and on the later of (i) the Effective Date, and (ii) the date of the qualification of the Indenture pursuant to this Application for Qualification.
          The Applicants believe that the issuance of the Securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and state securities and “blue sky” laws pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipient of the securities holds a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the Securities as contemplated by the Plan will satisfy the aforementioned requirements and, therefore, such issuance is exempt from the registration requirements referred to above.

AFFILIATIONS
3. Affiliates.
     (a) Current Affiliates.
          For purposes of this Application for Qualification only, certain of the Applicants’ directors and executive officers may be deemed to be “affiliates” of the Applicants. See Item 4. “Directors and Executive Officers” for a list of the Applicants’ directors and executive officers, which is incorporated herein by reference. As of the date of filing of this Application for Qualification, the other affiliates of the Applicants and the percentage of voting securities owned by the Applicants or other immediate parent corporation of each affiliate, as indicated, are as follows:

		Percent of Voting
		Securities Owned
		by Immediate
Entity	Immediate Parent	Parent
Neenah Foundry Company	NFC Castings, Inc.	100%
A&M Specialties, Inc.	Mercer Forge Corporation	100%
Advanced Cast Products, Inc.	Neenah Foundry Company	100%
Belcher Corporation	Advanced Cast Products, Inc.	100%
Cast Alloys, Inc.	Neenah Foundry Company	100%
Dalton Corporation	Neenah Foundry Company	100%
Dalton Corporation, Ashland Manufacturing Facility	Dalton Corporation	100%
Dalton Corporation, Kendallville Manufacturing Facility	Dalton Corporation	100%
Dalton Corporation, Stryker Machining Facility Co.	Dalton Corporation	100%
Dalton Corporation, Warsaw Manufacturing Facility	Dalton Corporation	100%
Deeter Foundry, Inc.	Neenah Foundry Company	100%
Gregg Industries, Inc.	Neenah Foundry Company	100%
Mercer Forge Corporation	Neenah Foundry Company	100%
Morgan’s Welding, Inc.	Neenah Foundry Company	100%
Neenah Enterprises, Inc.	Private investors(1)
Neenah Transport, Inc.	Neenah Foundry Company	100%
NFC Castings, Inc.	Neenah Enterprises, Inc.	100%
Peerless Corporation	Advanced Cast Products, Inc.	100%

(1)	See Item 5. “Principal owners of voting securities” for a list of persons that may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of NEI, which is incorporated herein by reference.

     (b) Affiliates as of the Effective Date.
          As discussed in Item 1. “General Information” above, pursuant to the Plan, any of the Applicants may enter into or undertake certain restructuring transactions, including any merger, consolidation, conversion, restructuring, recapitalization, disposition, liquidation or dissolution. Such restructuring transactions shall be set forth in one or more supplements to the Plan filed with the Bankruptcy Court. As a result of such restructuring transactions, it is anticipated that, among other things, one or more of the Applicants may be converted into a limited liability company, merged with and into another Applicant or merged with and into a newly formed limited liability company. In addition, the jurisdiction of organization of one or more of the Applicants may change in connection with such restructuring transactions.
MANAGEMENT AND CONTROL
4. Directors and executive officers.
     (a) Current directors and executive officers.
          The following table sets forth the names of and offices held by all current directors and executive officers of each of the Applicants. The address for each director and executive officer listed below is: c/o Neenah Enterprises, Inc., 2121 Brooks Avenue P.O. Box 729, Neenah, Wisconsin 54957.

NAME	OFFICE
Robert E. Ostendorf, Jr.	President and Chief Executive Officer; Director

Dale E. Parker	Corporate Vice President – Finance, Treasurer, Secretary and Chief Financial Officer

William Martin	Corporate Vice President – Chief Operating Officer

Robert Gitter	Corporate Vice President – Corporate Controller

Joseph Harvey	Corporate Vice President – Purchasing

Louis E. Fratarcangeli	Corporate Vice President – Industrial Sales

Frank Headington	Corporate Vice President – Technology

Joseph M. Cerulli	Director

David B. Gendell	Director

Stephen E.K. Graham	Director

Joseph V. Lash	Director

Jeffrey G. Marshall	Director
     (b) Directors and executive officers as of the Effective Date.
          Subject to any requirement of Bankruptcy Court approval pursuant to Section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, it is anticipated that each Applicant’s executive officers will be as set forth above. Also subject to any requirement of Bankruptcy Court approval pursuant to Section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, each Applicant’s board of directors will be comprised of seven members, two of whom shall be persons designated by the informal committee of holders of Pre-Petition Secured Notes (the “Ad Hoc Committee of Secured Noteholders”), one of whom shall be independent but designated by the Ad Hoc Committee of Secured Noteholders, one of whom shall be the chief executive officer of NEI, one of whom shall be a person designated by a group of holders of 33% or more in amount of the Pre-Petition Secured Notes (the “Minority Holders”), one of whom shall be independent but designated by the Minority Holders, and one of whom shall be a person jointly designated by the Minority Holders and the Ad Hoc Committee of Secured Noteholders. The address for each director and executive officer as of the Effective Date is: c/o Neenah Enterprises, Inc., 2121 Brooks Avenue P.O. Box 729, Neenah, Wisconsin 54957.

5. Principal owners of voting securities.
(a)	As of the date of filing of this Application for Qualification, NEI directly or indirectly owns all of the outstanding voting securities of each of the other Applicants. See Item 3. “Affiliates” for a list of the immediate parent of each Applicant and percentage of voting securities owned by each such immediate parent, which is incorporated herein by reference. As of May 3, 2010, to the best of the Applicants’ knowledge, the following persons owned 10 percent or more of the voting securities of NEI:

Col. A	Col. B		Col. D
Name and Complete	Title of	Col. C	Percentage of Voting
Mailing Address	Class Owned	Amount Owned	Securities Owned
Tontine Capital Partners, L.P.; Tontine Capital Overseas Master Fund, L.P.; Tontine Capital Overseas Master Fund II, L.P. and Jeffrey L. Gendell(1) 55 Railroad Avenue Greenwich, Connecticut 06830	Common Stock	9,550,697 shares	61.8%

(1)	Mr. Jeffrey Gendell is the managing member of Tontine Capital Management, L.L.C., a Delaware limited liability company, the general partner of Tontine Capital Partners, L.P., a Delaware limited partnership, the managing member of Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company, the general partner of Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership, and the managing member of Tontine Asset Associates, L.L.C., a Delaware limited liability company and the general partner of Tontine Capital Overseas Master Fund II, L.P., a Cayman Islands limited partnership.
(b)	As of the Effective Date, NEI is expected to continue to directly or indirectly own all of the outstanding voting securities of each of the other Applicants. The immediate parent of each Applicant and percentage of voting securities owned by each immediate parent set forth in Item 3. “Affiliates” is not expected to change on the Effective Date. Information as to each person who is expected to own 10 percent or more of the outstanding voting securities of NEI on the Effective Date will be filed by amendment to this Application for Qualification.
UNDERWRITERS
6. Underwriters.
          No person has, within three years prior to the date of filing this Application for Qualification, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this Application for Qualification.
          No person is acting, or proposed to be acting, as principal underwriter of the Securities proposed to be issued pursuant to the Indenture.

CAPITAL SECURITIES
7. Capitalization.
     (a)(1) Current Capitalization of Applicants:
          The following tables set forth certain information with respect to each authorized class of securities of the Applicants outstanding as of the date of filing of this Application for Qualification:
     (1) Neenah Foundry Company

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding
Class A Common Stock, par value $100 per share	1,000 shares	1,000 shares
12 1/2% Senior Subordinated Notes due 2013	$88,740,234	$88,740,234
9 1/2% Senior Secured Notes due 2017 (the “Pre-Petition Secured Notes”)(1)	$225,000,000	$225,000,000

(1)	The Pre-Petition Secured Notes and Neenah’s 12 1/2% Senior Subordinated Notes due 2013 are guaranteed by Neenah’s direct and indirect wholly-owned subsidiaries.
     (2) Neenah Enterprises, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share(1)	35,000,000 shares	15,465,764 shares
Preferred Stock, par value $0.01 per share	1,000,000 shares	0 shares

(1)	NEI has outstanding warrants for an additional 754,527 shares of common stock, with an exercise price of $0.05 per share. Subject to the applicable provisions of the Bankruptcy Code, the warrants are exercisable at any time until October 7, 2013. NEI also has options outstanding to purchase 109,000 shares of common stock of NEI. In addition, NEI has 10,296 restricted stock units outstanding which represent the right to receive an equal number of shares of common stock of NEI.
     (3) NFC Castings, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	1,000 shares	100 shares

     (4) Neenah Transport, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $100 per share	560 shares	100 shares
     (5) Cast Alloys, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, no par value	2,500,000 shares	1,000 shares
     (6) Mercer Forge Corporation

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $1.00 per share	1,000 shares	625 shares
     (7) A&M Specialties, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Voting Stock, no par value	100,000 shares	1,000 shares
     (8) Deeter Foundry, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $100 per share	1,000 shares	1,000 shares

     (9) Gregg Industries, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	2,000,000 shares	1,049,742.5 shares
     (10) Dalton Corporation

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, no par value	8,750,000 shares	2,371,342.8776 shares
     (11) Dalton Corporation, Kendallville Manufacturing Facility

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	1,000 shares	100 shares
     (12) Dalton Corporation, Warsaw Manufacturing Facility

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	1,000 shares	100 shares
     (13) Dalton Corporation, Stryker Machining Facility

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	1,000 shares	1,000 shares

     (14) Dalton Corporation, Ashland Manufacturing Facility

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	850 shares	100 shares
     (15) Morgan’s Welding, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock	100,000 shares	100 shares
     (16) Advanced Cast Products, Inc.

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, no par value	100 shares	100 shares
     (17) Belcher Corporation Peerless Corporation

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, no par value	100 shares	100 shares
     (18) Peerless Corporation

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Shares	750 shares	100 shares
     (b)(1) Outline of the voting rights of each class of voting securities referred to in paragraph (a) above:
          Generally, each stockholder of each of the Applicants is entitled to one vote for each share of common stock held on every matter submitted to a vote of stockholders.

     (a)(2) Capitalization of Applicants as of the Effective Date:
          As of the Effective Date, NEI is expected to continue to own, directly or indirectly, all of the capital stock or membership interests, as applicable, of each of the other Applicants. The following table sets forth the expected capitalization of NEI as of the Effective Date:

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common stock, par value $0.0001 per share (the “New Common Stock”)(1)	15,000,000 shares	10,000,000 shares
Preferred stock, par value $0.0001 per share	1,000,000 shares	0 shares

(1)	As of the Effective Date, NEI expects to have outstanding Series A Warrants to acquire 500,000 shares of New Common Stock, exercisable for cash, with an exercise price per share of $19.33. NEI also expects to have outstanding Series B Warrants to acquire 500,000 shares of New Common Stock, exercisable for cash, with an exercise price per share equal to (a) (i) $500 million minus (ii) the outstanding debt of the Applicants as of the Effective Date minus (iii) $1.4 million plus (iv) the cash and cash equivalents of the Applicants as of the Effective Date divided by (b) ten million shares of New Common Stock.
     The following table sets forth the expected capitalization of Neenah as of the Effective Date:

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Class A Common Stock, par value $100 per share	1,000 shares	1,000 shares
15% Senior Secured Notes due 2014	$50,000,000	$50,000,000
     (b)(2) Outline of the voting rights of each class of voting securities as of the Effective Date:
          As set forth in the Plan and above, the reorganization of the Applicants will result in the issuance by NEI of, inter alia, the New Common Stock. The Fifth Amended and Restated Certificate of Incorporation of NEI, which will be filed by amendment as Exhibit T3A-2 to this Form T-3, will set forth the rights and preferences of the New Common Stock. NEI expects that each holder of New Common Stock will be entitled to one vote for each share of New Common Stock held on every matter submitted to a vote of its stockholders. As of the Effective Date, each stockholder or member of each of the other Applicants will continue to be entitled to one vote for each share of common stock held on every matter submitted to a vote of stockholders, or will be entitled to vote its membership interests on every matter submitted to a vote of members to the extent such other Applicant is converted into or merged with and into a limited liability company.
INDENTURE SECURITIES
8. Analysis of indenture provisions.
          As of the date hereof, a form of indenture with respect to the Securities has not been agreed to.
          A more complete general description of certain provisions of the Indenture to be qualified will be provided at such time as this Application for Qualification is amended to include, among other things, a copy of the Indenture. The Indenture will provide for the issuance of the Securities, in an aggregate principal amount of $50 million, guaranteed on a senior secured basis by Neenah’s direct and indirect parent and each of Neenah’s direct and indirect subsidiaries. The Securities will be secured by a third priority lien on all of the Applicants’ property. The Indenture will contain affirmative and negative covenants (possibly including financial covenants) standard for debt instruments of this kind. The Securities will mature four years from the Effective Date. The Securities will not be registered under the Securities Act. The Securities will bear interest at 15%, 10% of which shall be payable in kind from the Effective Date until the earlier of (i) the Applicants achieving a total debt to EBITDA ratio of 4.00 to 1.00 or less or (ii) 18 months following the Effective Date.
9. Other obligors.
          It is currently contemplated that all of the Guarantors will be guarantors of the Securities. The address of each Guarantor is 2121 Brooks Avenue P.O. Box 729, Neenah, Wisconsin 54957.
     Contents of application for qualification. This application for qualification comprises:
(a)	Pages numbered 1 to 18, consecutively.

(b)	The statement of eligibility and qualification of each trustee under the indenture to be qualified (to be filed by amendment).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit No.	Description

T3A-1	Fourth Amended and Restated Certificate of Incorporation of Neenah Enterprises, Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 2 to Neenah Enterprises, Inc.’s Form 10 Registration Statement (SEC File No. 000-52681)).

T3A-2	Fifth Amended and Restated Certificate of Incorporation of Neenah Enterprises, Inc., effective as of the Effective Date.*

T3A-3	Amended and Restated Certificate of Incorporation of NFC Castings, Inc. (incorporated by reference to Exhibit 3.3 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “2005 10-K”)).

T3A-4	Form of Charter of NFC Castings, Inc., effective as of the Effective Date.*

T3A-5	Amended and Restated Certificate [Articles] of Incorporation of Neenah Foundry Company (incorporated by reference to Exhibit 3.1 to the 2005 10-K).

T3A-6	Form of Charter of Neenah Foundry Company, effective as of the Effective Date.*

T3A-7	Restated Articles of Incorporation of Neenah Transport, Inc. (incorporated by reference to Exhibit 3.11 to Amendment No. 1 to Neenah Foundry Company’s Form S-4 Registration Statement (File No. 333-111008) filed on January 28, 2004 (the “January 2004 S-4 Amendment”)).

T3A-8	Form of Charter of Neenah Transport, Inc., effective as of the Effective Date.*

T3A-9	Restated Articles of Incorporation of Cast Alloys, Inc.

T3A-10	Form of Charter of Cast Alloys, Inc., effective as of the Effective Date.*

T3A-11	Certificate of Incorporation of Mercer Forge Corporation, as amended.

T3A-12	Form of Charter of Mercer Forge Corporation, effective as of the Effective Date.*

T3A-13	Article of Incorporation of A&M Specialties, Inc., as amended.

T3A-14	Form of Charter of A&M Specialties, Inc., effective as of the Effective Date.*

T3A-15	Articles of Incorporation of Deeter Foundry, Inc., as amended.

T3A-16	Form of Charter of Deeter Foundry, Inc., effective as of the Effective Date.*

T3A-17	Articles of Incorporation of Gregg Industries, Inc. (incorporated by reference to Exhibit 3.9 to the January 2004 S-4 Amendment).

T3A-18	Form of Charter of Gregg Industries, Inc., effective as of the Effective Date.*

T3A-19	Amended and Restated Articles of Incorporation of Dalton Corporation (incorporated by reference to Exhibit 3.3 to the January 2004 S-4 Amendment).

T3A-20	Form of Charter of Dalton Corporation, effective as of the Effective Date.*

T3A-21	Articles of Incorporation of Dalton Corporation, Kendallville Manufacturing Facility, as amended.

T3A-22	Form of Charter of Dalton Corporation, Kendallville Manufacturing Facility, effective as of the Effective Date.*

T3A-23	Articles of Incorporation of Dalton Corporation, Warsaw Manufacturing Facility.

T3A-24	Form of Charter of Dalton Corporation, Warsaw Manufacturing Facility, effective as of the Effective Date.*

T3A-25	Amended and Restated Articles of Incorporation of Dalton Corporation, Stryker Machining Facility Co. (incorporated by reference to Exhibit 3.7 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the “2006 10-K”)).

Exhibit No.	Description

T3A-26	Form of Charter of Dalton Corporation, Stryker Machining Facility Co., effective as of the Effective Date.*

T3A-27	Articles of Incorporation of Dalton Corporation, Ashland Manufacturing Facility, as amended.

T3A-28	Form of Charter of Dalton Corporation, Ashland Manufacturing Facility, effective as of the Effective Date.*

T3A-29	Articles of Incorporation of Morgan’s Welding, Inc., as amended.

T3A-30	Form of Charter of Morgan’s Welding, Inc., effective as of the Effective Date.*

T3A-31	Amended and Restated Certificate of Incorporation of Advanced Cast Products, Inc. (incorporated by reference to Exhibit 3.2 to the January 2004 S-4 Amendment).

T3A-32	Form of Charter of Advanced Cast Products, Inc., effective as of the Effective Date.*

T3A-33	Certificate of Incorporation of Belcher Corporation, as amended.

T3A-34	Form of Charter of Belcher Corporation, effective as of the Effective Date.*

T3A-35	Articles of Incorporation of Peerless Corporation, as amended.

T3A-36	Form of Charter of Peerless Corporation, effective as of the Effective Date.*

T3B-1	Amended and Restated By-laws of Neenah Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 2 to Neenah Enterprises, Inc.’s Form 10 Registration Statement (SEC File No. 000-52681)).

T3B-2	Amended and Restated By-laws of Neenah Enterprises, Inc., effective as of the Effective Date.*

T3B-3	Amended Bylaws of NFC Castings, Inc. (incorporated by reference to Exhibit 3.19 to the 2005 10-K).

T3B-4	Form of Bylaws of NFC Castings, Inc., effective as of the Effective Date.*

T3B-5	Amended Bylaws of Neenah Foundry Company (incorporated by reference to Exhibit 3.5 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007).

T3B-6	Form of Bylaws of Neenah Foundry Company, effective as of the Effective Date.*

T3B-7	Amended and Restated Bylaws of Neenah Transport, Inc. (incorporated by reference to Exhibit 3.30 to the 2006 10-K).

T3B-8	Form of Bylaws of Neenah Transport, Inc., effective as of the Effective Date.*

T3B-9	Bylaws of Cast Alloys, Inc., as amended (incorporated by reference to Exhibits 3.31 and 3.31(a) to the 2006 10-K).

T3B-10	Form of Bylaws of Cast Alloys, Inc., effective as of the Effective Date.*

T3B-11	Bylaws of Mercer Forge Corporation (incorporated by reference to Exhibit 3.33 to the 2005 10-K).

T3B-12	Form of Bylaws of Mercer Forge Corporation, effective as of the Effective Date.*

T3B-13	Amended Bylaws of A&M Specialties, Inc. (incorporated by reference to Exhibit 3.24 to the January 2004 S-4 Amendment).

T3B-14	Form of Bylaws of A&M Specialties, Inc., effective as of the Effective Date.*

T3B-15	Deeter Foundry, Inc. Amended and Restated Bylaws.

T3B-16	Form of Bylaws of Deeter Foundry, Inc., effective as of the Effective Date.*

T3B-17	Bylaws of Gregg Industries, Inc., as amended.

Exhibit No.	Description

T3B-18	Form of Bylaws of Gregg Industries, Inc., effective as of the Effective Date.*

T3B-19	Dalton Corporation Amended and Restated Bylaws (incorporated by reference to Exhibit 3.22 to the 2006 10-K).

T3B-20	Form of Bylaws of Dalton Corporation, effective as of the Effective Date.*

T3B-21	Dalton Corporation, Kendallville Manufacturing Facility Code of Bylaws, as amended (incorporated by reference to Exhibits 3.26 and 3.26(a) to the 2006 10-K).

T3B-22	Form of Bylaws of Dalton Corporation, Kendallville Manufacturing Facility, effective as of the Effective Date.*

T3B-23	Code of Bylaws of Dalton Corporation, Warsaw Manufacturing Facility (incorporated by reference to Exhibit 3.18 to the January 2004 S-4 Amendment).

T3B-24	Form of Bylaws of Dalton Corporation, Warsaw Manufacturing Facility, effective as of the Effective Date.*

T3B-25	Code of Regulations of Dalton Corporation, Stryker Machining Facility Co., as amended (incorporated by reference to Exhibits 3.24 and 3.24(a) to the 2006 10-K).

T3B-26	Form of Bylaws of Dalton Corporation, Stryker Machining Facility Co., effective as of the Effective Date.*

T3B-27	Amended and Restated Code of Regulations of Dalton Corporation, Ashland Manufacturing Facility, as amended (incorporated by reference to Exhibits 3.25 and 3.25(a) to the 2006 10-K).

T3B-28	Form of Bylaws of Dalton Corporation, Ashland Manufacturing Facility, effective as of the Effective Date.*

T3B-29	Bylaws of Morgan’s Welding, Inc.

T3B-30	Form of Bylaws of Morgan’s Welding, Inc., effective as of the Effective Date.*

T3B-31	Bylaws of Advanced Cast Products, Inc (incorporated by reference to Exhibit 3.16 to the January 2004 S-4 Amendment).

T3B-32	Form of Bylaws of Advanced Cast Products, Inc., effective as of the Effective Date.*

T3B-33	Bylaws of Belcher Corporation.

T3B-34	Form of Bylaws of Belcher Corporation, effective as of the Effective Date.*

T3B-35	Amended and Restated Regulations of Peerless Corporation.

T3B-36	Form of Bylaws of Peerless Corporation, effective as of the Effective Date.*

T3C	Form of Indenture, to be dated as of the Effective Date, by and among Neenah Foundry Company, the Guarantors, and Wilmington Trust Company, as trustee.*

T3D	Not applicable.

T3E-1	Disclosure Statement for the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010.

T3E-2	Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010.

T3F	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.*

25.1	Statement of Eligibility of Trustee on Form T-1.*

*	To be filed by amendment.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below has duly caused this application for qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Neenah, and State of Wisconsin, on the 13th day of May, 2010.

NEENAH ENTERPRISES, INC.
NFC CASTINGS, INC.
NEENAH FOUNDRY COMPANY NEENAH TRANSPORT, INC.
CAST ALLOYS, INC.
MERCER FORGE CORPORATION
A&M SPECIALTIES, INC.
DEETER FOUNDRY, INC.
GREGG INDUSTRIES, INC.
DALTON CORPORATION
DALTON CORPORATION, KENDALLVILLE MANUFACTURING FACILITY
DALTON CORPORATION, WARSAW MANUFACTURING FACILITY
DALTON CORPORATION, STRYKER MACHINING FACILITY CO.
DALTON CORPORATION, ASHLAND MANUFACTURING FACILITY
MORGAN’S WELDING, INC.
ADVANCED CAST PRODUCTS, INC.
BELCHER CORPORATION
PEERLESS CORPORATION
(SEAL)

Attest:	/s/ Dale E. Parker	By	/s/ Robert E. Ostendorf, Jr.

	Name: Dale E. Parker		Name: Robert E. Ostendorf, Jr.
	Title: Corporate Vice President – Finance, Treasurer, Secretary and Chief Financial Officer		Title: President and Chief Executive Officer

EXHIBITS

Exhibit No.	Description

T3A-1	Fourth Amended and Restated Certificate of Incorporation of Neenah Enterprises, Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 2 to Neenah Enterprises, Inc.’s Form 10 Registration Statement (SEC File No. 000-52681)).

T3A-2	Fifth Amended and Restated Certificate of Incorporation of Neenah Enterprises, Inc., effective as of the Effective Date.*

T3A-3	Amended and Restated Certificate of Incorporation of NFC Castings, Inc. (incorporated by reference to Exhibit 3.3 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “2005 10-K”)).

T3A-4	Form of Charter of NFC Castings, Inc., effective as of the Effective Date.*

T3A-5	Amended and Restated Certificate [Articles] of Incorporation of Neenah Foundry Company (incorporated by reference to Exhibit 3.1 to the 2005 10-K).

T3A-6	Form of Charter of Neenah Foundry Company, effective as of the Effective Date.*

T3A-7	Restated Articles of Incorporation of Neenah Transport, Inc. (incorporated by reference to Exhibit 3.11 to Amendment No. 1 to Neenah Foundry Company’s Form S-4 Registration Statement (File No. 333-111008) filed on January 28, 2004 (the “January 2004 S-4 Amendment”)).

T3A-8	Form of Charter of Neenah Transport, Inc., effective as of the Effective Date.*

T3A-9	Restated Articles of Incorporation of Cast Alloys, Inc.

T3A-10	Form of Charter of Cast Alloys, Inc., effective as of the Effective Date.*

T3A-11	Certificate of Incorporation of Mercer Forge Corporation, as amended.

T3A-12	Form of Charter of Mercer Forge Corporation, effective as of the Effective Date.*

T3A-13	Article of Incorporation of A&M Specialties, Inc., as amended.

T3A-14	Form of Charter of A&M Specialties, Inc., effective as of the Effective Date.*

T3A-15	Articles of Incorporation of Deeter Foundry, Inc., as amended.

T3A-16	Form of Charter of Deeter Foundry, Inc., effective as of the Effective Date.*

T3A-17	Articles of Incorporation of Gregg Industries, Inc. (incorporated by reference to Exhibit 3.9 to the January 2004 S-4 Amendment).

T3A-18	Form of Charter of Gregg Industries, Inc., effective as of the Effective Date.*

T3A-19	Amended and Restated Articles of Incorporation of Dalton Corporation (incorporated by reference to Exhibit 3.3 to the January 2004 S-4 Amendment).

T3A-20	Form of Charter of Dalton Corporation, effective as of the Effective Date.*

T3A-21	Articles of Incorporation of Dalton Corporation, Kendallville Manufacturing Facility, as amended.

T3A-22	Form of Charter of Dalton Corporation, Kendallville Manufacturing Facility, effective as of the Effective Date.*

T3A-23	Articles of Incorporation of Dalton Corporation, Warsaw Manufacturing Facility.

T3A-24	Form of Charter of Dalton Corporation, Warsaw Manufacturing Facility, effective as of the Effective Date.*

T3A-25	Amended and Restated Articles of Incorporation of Dalton Corporation, Stryker Machining Facility Co. (incorporated by reference to Exhibit 3.7 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the “2006 10-K”)).

Exhibit No.	Description

T3A-26	Form of Charter of Dalton Corporation, Stryker Machining Facility Co., effective as of the Effective Date.*

T3A-27	Articles of Incorporation of Dalton Corporation, Ashland Manufacturing Facility, as amended.

T3A-28	Form of Charter of Dalton Corporation, Ashland Manufacturing Facility, effective as of the Effective Date.*

T3A-29	Articles of Incorporation of Morgan’s Welding, Inc., as amended.

T3A-30	Form of Charter of Morgan’s Welding, Inc., effective as of the Effective Date.*

T3A-31	Amended and Restated Certificate of Incorporation of Advanced Cast Products, Inc. (incorporated by reference to Exhibit 3.2 to the January 2004 S-4 Amendment).

T3A-32	Form of Charter of Advanced Cast Products, Inc., effective as of the Effective Date.*

T3A-33	Certificate of Incorporation of Belcher Corporation, as amended.

T3A-34	Form of Charter of Belcher Corporation, effective as of the Effective Date.*

T3A-35	Articles of Incorporation of Peerless Corporation, as amended.

T3A-36	Form of Charter of Peerless Corporation, effective as of the Effective Date.*

T3B-1	Amended and Restated By-laws of Neenah Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 2 to Neenah Enterprises, Inc.’s Form 10 Registration Statement (SEC File No. 000-52681)).

T3B-2	Amended and Restated By-laws of Neenah Enterprises, Inc., effective as of the Effective Date.*

T3B-3	Amended Bylaws of NFC Castings, Inc. (incorporated by reference to Exhibit 3.19 to the 2005 10-K).

T3B-4	Form of Bylaws of NFC Castings, Inc., effective as of the Effective Date.*

T3B-5	Amended Bylaws of Neenah Foundry Company (incorporated by reference to Exhibit 3.5 to Neenah Foundry Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007).

T3B-6	Form of Bylaws of Neenah Foundry Company, effective as of the Effective Date.*

T3B-7	Amended and Restated Bylaws of Neenah Transport, Inc. (incorporated by reference to Exhibit 3.30 to the 2006 10-K).

T3B-8	Form of Bylaws of Neenah Transport, Inc., effective as of the Effective Date.*

T3B-9	Bylaws of Cast Alloys, Inc., as amended (incorporated by reference to Exhibits 3.31 and 3.31(a) to the 2006 10-K).

T3B-10	Form of Bylaws of Cast Alloys, Inc., effective as of the Effective Date.*

T3B-11	Bylaws of Mercer Forge Corporation (incorporated by reference to Exhibit 3.33 to the 2005 10-K).

T3B-12	Form of Bylaws of Mercer Forge Corporation, effective as of the Effective Date.*

T3B-13	Amended Bylaws of A&M Specialties, Inc. (incorporated by reference to Exhibit 3.24 to the January 2004 S-4 Amendment).

T3B-14	Form of Bylaws of A&M Specialties, Inc., effective as of the Effective Date.*

T3B-15	Deeter Foundry, Inc. Amended and Restated Bylaws.

T3B-16	Form of Bylaws of Deeter Foundry, Inc., effective as of the Effective Date.*

T3B-17	Bylaws of Gregg Industries, Inc., as amended.

Exhibit No.	Description

T3B-18	Form of Bylaws of Gregg Industries, Inc., effective as of the Effective Date.*

T3B-19	Dalton Corporation Amended and Restated Bylaws (incorporated by reference to Exhibit 3.22 to the 2006 10-K).

T3B-20	Form of Bylaws of Dalton Corporation, effective as of the Effective Date.*

T3B-21	Dalton Corporation, Kendallville Manufacturing Facility Code of Bylaws, as amended (incorporated by reference to Exhibits 3.26 and 3.26(a) to the 2006 10-K).

T3B-22	Form of Bylaws of Dalton Corporation, Kendallville Manufacturing Facility, effective as of the Effective Date.*

T3B-23	Code of Bylaws of Dalton Corporation, Warsaw Manufacturing Facility (incorporated by reference to Exhibit 3.18 to the January 2004 S-4 Amendment).

T3B-24	Form of Bylaws of Dalton Corporation, Warsaw Manufacturing Facility, effective as of the Effective Date.*

T3B-25	Code of Regulations of Dalton Corporation, Stryker Machining Facility Co., as amended (incorporated by reference to Exhibits 3.24 and 3.24(a) to the 2006 10-K).

T3B-26	Form of Bylaws of Dalton Corporation, Stryker Machining Facility Co., effective as of the Effective Date.*

T3B-27	Amended and Restated Code of Regulations of Dalton Corporation, Ashland Manufacturing Facility, as amended (incorporated by reference to Exhibits 3.25 and 3.25(a) to the 2006 10-K).

T3B-28	Form of Bylaws of Dalton Corporation, Ashland Manufacturing Facility, effective as of the Effective Date.*

T3B-29	Bylaws of Morgan’s Welding, Inc.

T3B-30	Form of Bylaws of Morgan’s Welding, Inc., effective as of the Effective Date.*

T3B-31	Bylaws of Advanced Cast Products, Inc (incorporated by reference to Exhibit 3.16 to the January 2004 S-4 Amendment).

T3B-32	Form of Bylaws of Advanced Cast Products, Inc., effective as of the Effective Date.*

T3B-33	Bylaws of Belcher Corporation.

T3B-34	Form of Bylaws of Belcher Corporation, effective as of the Effective Date.*

T3B-35	Amended and Restated Regulations of Peerless Corporation.

T3B-36	Form of Bylaws of Peerless Corporation, effective as of the Effective Date.*

T3C	Form of Indenture, to be dated as of the Effective Date, by and among Neenah Foundry Company, the Guarantors, and Wilmington Trust Company, as trustee.*

T3D	Not applicable.

T3E-1	Disclosure Statement for the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010.

T3E-2	Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010.

T3F	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.*

25.1	Statement of Eligibility of Trustee on Form T-1.*

*	To be filed by amendment.